UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Official Payments Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67623R106

(CUSIP Number)

Brian P. Golson

c/o Parthenon Capital Partners

Four Embarcadero Center

Suite 3610

San Francisco, California 94111

Telephone: (415) 913-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

WITH A COPY TO:

Rolin Bissell

Young Conaway Stargatt & Taylor, LLP

Rodney Square

1000 North King Street

Wilmington, Delaware 19801

(302) 571-6560

May 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Giant Investment LLC 20-2609079
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(1)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(1)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Parthenon Investors II, L.P. 04-3527200
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(2)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(2) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) PN

(2)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PCap Partners II, LLC 04-3527195
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(3)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(3) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(3)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PCap II, LLC 04-3527185
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(4)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(4) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(4)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PCP Managers, LLC 20-4154975
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(5)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(5) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(5)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) William C. Kessinger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With(6)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(6) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) IN

(6)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Brian P. Golson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With(7)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(7) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) IN

(7)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David J. Ament
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With(8)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(8) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) IN

(8)	See discussion in Item 5 of this Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Official Payments Holdings, Inc., a Delaware corporation that was formerly known as Tier Technologies, Inc. (the “Company”), which has its principal executive offices at 3550 Engineering Drive, Suite 400, Norcross, Georgia 30092. This Amendment No. 9 reflects changes to the information in the Schedule 13D originally filed on July 15, 2005, as amended on August 9, 2005, December 19, 2005, February 9, 2007, October 11, 2007, December 30, 2008, January 6, 2009, January 15, 2010 and March 19, 2013 (as so amended, the “Schedule 13D”). The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons originally acquired shares of the Company for investment purposes because of their belief that the market price of the Common Stock was less than the intrinsic value of the Company on a per-share basis. The Reporting Persons intend to optimize the value of their investments and, therefore, review from time to time the Company’s business affairs, financial position, governance, management, capital structure, future plans and contractual rights and obligations and consider all alternatives available to the Reporting Persons with respect to their investment. As part of such review, the Reporting Persons may also, from time to time, seek to meet with and have discussions with the Company’s management and directors and may communicate with other holders of the Common Stock to understand their views of the Company’s operating strategy and financial performance.

On May 6, 2013, Giant Investment, LLC, PCP Managers, LLC and the Company entered into an agreement (the “Agreement”) that, among other things:

(i)	restricts the use and disclosure by the Reporting Persons and their representatives of confidential information provided by the Company; and

(ii)	provides that, for a twelve month period from the date of the Agreement, the Reporting Persons, their affiliates and their representatives, unless such shall have been specifically invited in writing by the Company, will not in any manner, directly or indirectly:

(a)	effect or seek, offer, or propose (whether publicly or otherwise), (A) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries, or any rights to acquire any such securities (including derivative securities representing the right to vote or economic benefits of any such securities) or assets; (B) any tender or exchange offer, merger, or other business combination involving the Company or any of its subsidiaries; or (C) any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to the Company or any of its subsidiaries; or

(b)	enter into any discussion or arrangements with any third party with respect to any of the foregoing.

This summary description of the Agreement is qualified in its entirety by reference to the complete text of the Agreement, which is attached hereto as Exhibit 4.1 and incorporated herein by reference.

The Reporting Persons may engage the Company in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions with the Company’s management, directors and/or stockholders, actions taken by the board of directors of the Company, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Company as they deem appropriate including, without limitation, disposing the Common Stock or other securities of the Company through open market transactions, privately negotiated transactions, or otherwise, engaging in any hedging or similar transactions with respect to the Reporting Person’s holdings of the Company’s Common Stock or other securities and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 is hereby incorporated by reference. The summary description of the Agreement is qualified in its entirety by reference to the complete text of the Agreement, which is attached hereto as Exhibit 4.1 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

4.1	Agreement, by and among Giant Investment, LLC, PCP Managers, LLC and Official Payments Holdings, Inc., dated May 6, 2013

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2013

Giant Investment LLC

By:	Parthenon Investors II, L.P., its Managing Member

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

Parthenon Investors II, L.P.

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap Partners II, LLC

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap II, LLC

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCP Managers, LLC

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

/s/ William C. Kessinger
William C. Kessinger, Individually

/s/ Brian P. Golson
Brian P. Golson, Individually

/s/ David J. Ament
David J. Ament, Individually

INDEX TO EXHIBITS

Exhibit Number	Document
4.1	Agreement, by and among Giant Investment, LLC, PCP Managers, LLC and Official Payments Holdings, Inc., dated May 6, 2013.

99.1	Joint Filing Agreement.

EXHIBIT 4.1

AGREEMENT

This Agreement, dated this 6th day of May, 2013 (this “Agreement”), is made by and among Giant Investment, LLC, a Delaware limited liability company (“Giant”), PCP Managers, LLC, a Delaware limited liability company (“PCP,” and together with Giant, the “Parthenon Parties”), and Official Payments Holdings, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Company is willing to provide material non-public information concerning the Company to the Parthenon Group, subject to the terms of this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, hereby agree as follows:

1. Definitions. When used in this Agreement, the following terms have the meanings specified:

“affiliate” shall have the meaning determined in accordance with the Exchange Act.

“beneficial ownership” shall be determined pursuant to Rule 13d-3 of the Exchange Act, and the terms “beneficially own,” “beneficial owner,” “beneficial ownership,” and variations thereof shall have the meanings determined in accordance with Rule 13d-3 of the Exchange Act.

“Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday, and Friday that is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close.

“Common Stock” shall mean the common stock of the Company, par value $0.01 per share.

“Confidential Information” shall mean any and all information concerning the business, operations, assets, and liabilities, of the Company or any of its subsidiaries, provided to the Parthenon Group by or on behalf of the Company, and the term “Confidential Information” shall be deemed to include any notes, analyses, reports, compilations, studies, interpretations, memoranda, or other documents (regardless of the form thereof) prepared by the Parthenon Group or its Representatives that contain, reflect, or are based upon, in whole or in part, any such information, but the term “Confidential Information” does not include information that is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by the Parthenon Group or its Representatives.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Parthenon Group” shall mean Giant, Parthenon Investors II, L.P., a Delaware limited partnership (“Parthenon”), PCap Partners II, LLC, a Delaware limited liability company (“PCap Partners”), PCap II, LLC, a Delaware limited liability company (“PCap II”), and PCP, and any reference to the “Parthenon Group” shall mean any or all of the foregoing, individually or collectively.

“Person” shall mean any individual, partnership (whether general or limited), corporation, limited liability company, joint venture, or other entity, group, syndicate, trust, government or agency thereof, or any other association or entity whatsoever.

“Representatives” shall mean, with respect to the Parthenon Group, the directors, officers, employees, members, managing members, general partners and legal and other advisors of Giant, Parthenon, PCap Partners, PCap II, and PCP.

“Third Party” shall mean any Person that is not a party to this Agreement.

2. Confidentiality.

(a) The Parthenon Group and its Representatives shall maintain the confidentiality of all Confidential Information, shall use Confidential Information only for the purpose of monitoring the Parthenon Group’s investment in the Company, and shall not disclose any Confidential Information in any manner whatsoever; provided, however, that the Parthenon Group (i) may disclose Confidential Information to its Representatives who need to know such information for the purpose of monitoring the Parthenon Group’s investment in the Company and (ii) may make any disclosure of such information to which the Company gives its prior written consent. The Parthenon Parties shall cause the Parthenon Group and the Representatives of the Parthenon Group to comply with the requirements of this Agreement.

(b) If the Parthenon Group or any of its Representatives is requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand, or other similar process) to disclose any of the Confidential Information, the Parthenon Group shall provide the Company with prompt written notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order, another remedy, or a waiver by the Company of compliance with the provisions of this Agreement, the Parthenon Group or any of its Representatives is nonetheless, in the written opinion of its outside counsel, legally required to disclose Confidential Information to any tribunal or other entity, the Parthenon Group or its Representative may, without liability hereunder, disclose to such tribunal or other entity only that portion of the Confidential Information which such counsel advises is legally required to be disclosed, but the Parthenon Group may make such disclosure only if the Parthenon Group exercises commercially reasonable efforts to preserve the confidentiality of the Confidential Information, including by cooperating with the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information by such tribunal or other entity.

(c) Upon the termination of this Agreement, all Confidential Information prepared by the Parthenon Group or its Representatives shall be destroyed and no copy thereof (including that stored in any computer or similar device) shall be retained, and such destruction shall, upon the Company’s written request, be certified in writing to the Company by an authorized officer of the Parthenon Group supervising such destruction. Notwithstanding the

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foregoing, the Parthenon Group may retain data or electronic records containing Confidential Information for the purposes of backup, recovery, contingency planning, or business continuity planning so long as such data or records, to the extent not permanently deleted or overwritten in the ordinary course of business, are not accessible in the ordinary course of business and are not accessed except as required for backup, recovery, contingency planning, or business continuity purposes. If such data or records are restored or otherwise become accessible, they must be permanently deleted. Notwithstanding the return or destruction of the Confidential Information, the Parthenon Group and its Representatives shall continue to be bound by the obligations of confidentiality and other obligations hereunder.

(d) To the extent that any Confidential Information may include materials subject to the attorney-client privilege, work product doctrine, or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parthenon Parties understand and agree that the Parthenon Group and the Company have a commonality of interest with respect to such matters and it is the parties’ desire, intention, and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine, or other applicable privilege. All Confidential Information that is entitled to protection under the attorney-client privilege, work product doctrine, and other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(e) The Parthenon Parties acknowledge that they are aware (and that prior to distributing Confidential Information to the Parthenon Group or a Representative of the Parthenon Group, they will advise the relevant Person) that the United States and other applicable securities laws prohibit any person who has material, non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

3. Certain Activities.

(a) The Parthenon Group agrees that, for a period of twelve months from the date of this Agreement, unless such shall have been specifically invited in writing by the Company, neither the Parthenon Group, nor any affiliate of the Parthenon Group, nor any Representative of the Parthenon Group will in any manner, directly or indirectly:

(i) effect or seek, offer, or propose (whether publicly or otherwise) , (A) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries, or any rights to acquire any such securities (including derivate securities representing the right to vote or economic benefit of any such securities) or assets; (B) any tender or exchange offer, merger, or other business combination involving the Company or any of its subsidiaries; or (C) any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to the Company or any of its subsidiaries, provided however, nothing in the foregoing will prevent Zachary F. Sadek, in his capacity as a member of the Company’s Board of Directors, from receiving compensation for his service as a director of the Company in the form of securities or rights to securities of the Company; or

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(ii) enter into any discussions or arrangements with any Third Party with respect to any of the foregoing.

(b) The Parthenon Parties also agree that, during such twelve month period, neither the Parthenon Group, nor any affiliate of the Parthenon Group, nor any Representative of the Parthenon Group will request the Company (or its directors, officers, employees, or agents), directly or indirectly, to amend or waive any provision of this Section (including this sentence).

4. Representations and Warranties.

(a) Each Parthenon Party represents and warrants, jointly and severally, as follows:

(i) Each Parthenon Party has the power and authority to execute, deliver, and carry out the terms and provisions of this Agreement.

(ii) This Agreement has been duly and validly authorized, executed, and delivered by each Parthenon Party, constitutes a valid and binding obligation and agreement of each Parthenon Party, and is enforceable against each Parthenon Party in accordance with its terms.

(b) The Company hereby represents and warrants as follows:

(i) The Company has the power and authority to execute, deliver, and carry out the terms and provisions of this Agreement.

(ii) This Agreement has been duly and validly authorized, executed, and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms.

5. Specific Performance. The Parthenon Parties acknowledges the competitive value and confidential nature of the Confidential Information and that irreparable damage will result to the Company if information contained therein or derived therefrom is disclosed to any Third Party except as herein provided or is used for any purpose other than the purpose of monitoring the Parthenon Group’s investment in the Company. It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement by the Parthenon Group or any of its Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity to the Company.

6. No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

7. Term. The term of this Agreement is one year from the date of this Agreement.

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8. Successors and Assigns; Assignment. All the terms and provisions of this Agreement shall inure to the benefit of, and shall be enforceable by, the successors and assigns of each of the parties hereto. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

9. Entire Agreement; Amendments; Interpretation and Construction.

(a) This Agreement contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants, or other undertakings with respect to the subject matter hereof other than those expressly set forth in this Agreement.

(b) This Agreement may be amended only by a written instrument duly executed by the Company and the Parthenon Parties or their respective successors or assigns.

(c) Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

(d) When reference is made in this Agreement to a Section or subsection, such reference shall be to a Section or subsection of this Agreement unless otherwise indicated. Whenever the words “include”, “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

10. Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11. Notices. All notices, demands, and other communications to be given or delivered under, or by reason of, the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) upon sending (on the date sent if a Business Day, or if not sent on a Business Day, the first Business Day thereafter) if sent by facsimile to the facsimile number below, with electronic confirmation of sending, provided, however, that in each case notice by facsimile shall be deemed to have been given only if a copy is sent on the same day by registered mail, return receipt requested, in each case to the appropriate mailing addresses set forth below, (c) one (1) Business Day after being sent by a nationally recognized overnight carrier to the addresses set forth below, or (d) when actually delivered if sent by any other method that results in delivery (with written confirmation of receipt):

If to the Parthenon Parties, to:

PCP Managers, LLC One Federal Street, 21st Floor

Boston, MA 02110

Attention: Managing Member

Facsimile: 617-960-4010

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If to the Company, to:

Official Payments Holdings, Inc.

3550 Engineering Drive, Suite 400

Norcross, GA 30092

Attention: Chief Executive Officer

Facsimile: 770-325-3099

in each case, or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

12. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof.

13. Consent to Jurisdiction. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) for any actions, suits, or proceedings arising out of or relating to this Agreement (and the parties agree not to commence any action, suit, or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice, or document by U.S. registered mail to the addresses set forth above shall be effective service of process for any action, suit, or proceeding brought against them in any such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit, or proceeding arising out of this Agreement in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit, or proceeding brought in any such court has been brought in an inconvenient forum.

14. Counterparts. This Agreement may be executed in counterparts and may be exchanged by PDF or facsimile, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

15. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired, or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such an occurrence, the parties shall negotiate in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

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16. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other Person.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

GIANT INVESTMENT LLC

By:	Parthenon Investors II, L.P., its Managing Member

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian Golson
Name: Brian Golson
Title:	Managing Member

PCP MANAGERS, LLC

By:	/s/ Brian Golson
Name: Brian Golson
Title:	Managing Member

OFFICIAL PAYMENTS HOLDINGS, INC.

By:	/s/ Alex P. Hart
Name: Alex P. Hart
Title: President and Chief Executive Officer

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Exhibit 99.1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: May 9, 2013

Giant Investment LLC

By:	Parthenon Investors II, L.P., its Managing Member

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson

Brian P. Golson
Managing Member

Parthenon Investors II, L.P.

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson

Brian P. Golson
Managing Member

PCap Partners II, LLC

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson

Brian P. Golson
Managing Member

PCap II, LLC

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson

Brian P. Golson
Managing Member

PCP Managers, LLC

By:	/s/ Brian P. Golson

Brian P. Golson
Managing Member

/s/ William C. Kessinger
William C. Kessinger, Individually

/s/ Brian P. Golson
Brian P. Golson, Individually

/s/ David J. Ament
David J. Ament, Individually